FOR IMMEDIATE RELEASE

ZODIAC EXPLORTAION INC. ANNOUNCES TRADING DATE AND CORPORATE UPDATE

CALGARY, ALBERTA – October 5, 2010 – ZODIAC EXPLORATION INC. (FORMERLY PENINSULA RESOURCES LTD.) (“PNU.H”) (TSX Venture Exchange) (“Zodiac”) is pleased to announce that the TSX Venture Exchange has advised that the Final Exchange Bulletin for the acquisition of Zodiac Exploration Corp. is expected to be issued on October 5, 2010.

The Zodiac Common Shares are expected to begin trading on the TSX Venture Exchange under the symbol “ZEX” at market open on or about October 6, 2010.  Zodiac is also pleased to announce that it has changed its year end to September 30 and appointed PricewaterhouseCoopers LLP as Auditors of the Company to match the financial reporting of the business of Zodiac.

About New Zodiac

Zodiac Exploration Inc. head office will be in Calgary, Alberta.  The company was formed to explore for and eventually develop and produce oil and gas from assets in North America with a focus on the San Joaquin Basin in California.  Zodiac currently holds working interests in approximately 50,000 net acres in Kings County California.  Zodiac believes that these lands contain both unconventional (low permeability) and conventional prospects. The primary prospect on these lands is characterized as naturally fractured, low permeability sandstone and shale contained in the Vaqueros and Whepley formations referred to as the Jaguar prospect.  Zodiac intends to drill its first exploratory well on this play in the Fourth quarter of calendar 2010.

For more information, please contact

Zodiac Exploration Inc.

Murray Rodgers

President & CEO

T:  (403) 444-7844

- or -

Zodiac Exploration Inc.

Randy Neely

Chief Financial Officer

T:  (403) 444-7848

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Statements in this press release contain forward-looking information within the meaning of applicable securities law.  Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur.  In particular, forward-looking information in this press release includes, without limitation, statements with respect to receipt of all necessary regulatory and third party approvals, the listing of the Common Shares, the resumption of trading and forecast information regarding the future production of Zodiac.  Readers are cautioned that assumptions used in the preparation of forward-looking information may prove to be incorrect.  Although we believe that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, level of activity, performance or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking  information.  Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: general economic conditions in Canada, the United States and globally, the risks associated with the oil and gas industry, commodity prices and exchange rate changes.  Industry related risks could include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves, undeveloped lands, skilled personnel and supplies; risks associated to the uncertainty of reserve estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement.  Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation.  Readers are cautioned not to place undue reliance on forward-looking information.